Ronald M. Olejniczak, CPA Vice President and Controller OlejniczakR@aetna.com tel: 860-273-7231 fax: 860-273-2019 151 Farmington Avenue, RT21 Hartford, CT 06156
June 20, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549

Re:    Aetna Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 27, 2007
   File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated June 15, 2007, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries).  With respect to the Staff’s comment, enclosed herewith please find Aetna’s response.  For ease of reference, the Staff’s comment has been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission,
•	Comments from the Staff or changes to our disclosures in response to comments from the Staff do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	We may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please call me at 860 273-7231 if you or other members of the Staff have questions regarding our response.

Very truly yours,

/s/ Ronald M. Olejniczak
Ronald M. Olejniczak

Enclosure

Enclosure –Response to the Staff’s comment to Aetna contained in letter to Aetna dated June 15, 2007
Staff Comment Reprinted in Italic Text – Aetna Response Follows

Form 10-K for the Fiscal Year Ended December 31, 2006
Item 9A. Controls and Procedures, page 15
1.
You do not explicitly conclude herein or in Item 4. of your March 31, 2007 Form 10-Q whether or not your disclosure controls and procedures are effective; that is, stating that they are “adequate” may imply that your disclosure controls and procedures are functioning at a standard lower than “effective.”  Please provide us with clarifying disclosure or tell us why you believe clarification is unnecessary in the context of Item 307 of Regulation S-K.

Aetna’s Response
As disclosed in Item 9A. of our Form 10-K for the year ended December 31, 2006 and Item 4. of our Form 10-Q for the quarter ended March 31, 2007, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2006 and March 31, 2007, respectively, under the supervision and with the participation of our Chief Executive and Chief Financial Officers.  As disclosed in those filings, based on that evaluation, our Chief Executive and Chief Financial Officers concluded that our disclosure controls and procedures as of the applicable date were “adequate.”  In each case our Chief Executive and Chief Financial Officers concluded that our disclosure controls and procedures were effective as of the applicable dates, and we believe our disclosure should be fairly understood to convey that conclusion.

In response to the Staff’s comment and in order to eliminate the possibility of confusion, in future filings with the Commission, our disclosures in Item 9A. of our Form 10-Ks and Item 4. of our Form 10-Qs will state (when applicable) that our Chief Executive and Chief Financial Officers have concluded that our disclosure controls and procedures were “effective,” rather than “adequate,” as of the applicable date.